UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2010

EXFO Inc.

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Unaudited Interim Consolidated Balance Sheet
Unaudited Interim Consolidated Statements of Earnings
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss) and Accumulated Other Comprehensive Income
Unaudited Interim Consolidated Statements of Retained Earnings and Contributed Surplus
Unaudited Interim Consolidated Statements of Cash Flows
Notes to Unaudited Interim Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations

On March 30, 2010, EXFO Inc., a Canadian corporation, reported its results of operations for the second fiscal quarter ended February 28, 2010. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the second fiscal quarter of the 2010 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations for the second quarter of the 2010 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: April 7, 2010

EXFO Reports Record Sales and Bookings for Second Quarter of Fiscal 2010

▪	Sales increase 16.7% year-over-year to US$54.1 million
▪	Bookings improve 22.2% year-over-year to US$57.8 million, book-to-bill ratio of 1.07
▪	Earnings from operations reach US$3.9 million or 7.3% of sales
▪	NetHawk acquisition expands reach into high-growth 3G and 4G/LTE wireless market

QUEBEC CITY, CANADA, March 30, 2010—EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today record sales and bookings for its second quarter ended February 28, 2010.

Sales increased 16.7% to US$54.1 million in the second quarter of fiscal 2010 from US$46.4 million in the second quarter of 2009 and 18.8% from US$45.6 million in the first quarter of 2010. Net bookings improved 22.2% to US$57.8 million the second quarter of fiscal 2010 from US$47.3 million in the same period last year and 10.8% from US$52.2 million in the first quarter of 2010. The company’s book-to-bill ratio was 1.07 in the second quarter of 2010.

Gross margin decreased to 60.0% of sales in the second quarter of fiscal 2010 from 60.4% in the second quarter of 2009 and 63.9% in the first quarter of 2010.

GAAP net earnings in the second quarter of fiscal 2010 totaled US$1.2 million, or US$0.02 per diluted share, compared to US$2.7 million, or US$0.04 per diluted share, in the same period last year and US$0.3 million, or US$0.01 per diluted share, in the first quarter of fiscal 2010. It should be noted that EXFO recorded a pre-tax, foreign exchange loss of US$1.0 million in the second quarter of fiscal 2010 compared to a gain of US$1.1 million in the second quarter of 2009 and a loss of US$1.1 million in the first quarter of 2010. GAAP net earnings in the second quarter of fiscal 2010 included US$1.5 million in amortization of intangible assets and US$0.5 million in stock-based compensation costs. The former item resulted in an income tax recovery of US$0.5 million.

Following the quarter-end, EXFO announced the acquisition of NetHawk Oyj, the second-largest provider of 2G, 3G and 4G/LTE protocol analyzers and network simulators in the wireless test industry, in an all-cash transaction estimated at €37.3 million for all outstanding shares on a fully diluted basis, or €27.6 million excluding NetHawk’s net cash. EXFO initially acquired 91% of NetHawk’s outstanding shares and is in the process of purchasing the remaining shares pursuant to a statutory procedure under the Finnish Companies Act.

“I’m certainly delighted with the NetHawk acquisition, since its leading 3G and 4G/LTE technologies transform EXFO into a major force in the high-growth, high-margin wireless space and a top-five player in the global telecom test and service assurance industry,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “I’m equally pleased with our record level of sales and bookings in the second quarter. Given our enhanced strategic positioning and overall improvement in our end-markets, I’m confident this will enable us to accelerate revenues and earnings even faster in the near future.”

Unaudited Selected Financial Information
(In thousands of US dollars)

Segmented results:	Q2 2010	Q2 2009	Q1 2010
Sales:
Telecom Division	$47,951	$41,367	$40,292
Life Sciences and Industrial Division	6,159	5,005	5,268
Total	$54,110	$46,372	$45,560

Earnings from operations:
Telecom Division	$2,748	$2,117	$2,041
Life Sciences and Industrial Division	1,187	482	687
Total	$3,935	$2,599	$2,728

Other selected information:
GAAP net earnings	$1,154	$2,655	$334
Selected items included in GAAP net earnings:
Amortization of intangible assets	$1,502	$1,246	$1,469
Stock-based compensation costs	$469	$325	$418
Income tax effect of the above selected items	$(484)	$(212)	$(471)

Operating Expenses

Selling and administrative expenses totaled US$16.9 million, or 31.3% of sales, in the second quarter of fiscal 2010 compared to US$15.8 million, or 34.1% of sales, in the same period last year and US$15.4 million, or 33.7% of sales, in the first quarter of 2010.

Gross research and development expenses amounted to US$10.4 million, or 19.2% of sales, in the second quarter of fiscal 2010 compared to US$8.8 million, or 19.0% of sales, in the second quarter of 2009 and US$9.8 million, or 21.5% of sales, in the first quarter of 2010.

Net R&D expenses totaled US$8.8 million, or 16.3% of sales, in the second quarter of fiscal 2010 compared to US$7.3 million, or 15.8% of sales, in the same period last year and US$8.3 million, or 18.2% of sales, in the first quarter of 2010.

Second-Quarter Highlights

IP Fixed-Mobile Network Convergence and Broadband Deployments — EXFO announced several new product introductions in the second quarter related to its key growth drivers: IP fixed-mobile network convergence and broadband deployments. Major product launches included the release of  a service assurance solution for 4G/LTE mobile broadband networks; the implementation of a new standards-based test (EtherSAM) across EXFO’s Ethernet product offering; and a high-resolution optical spectrum analyzer (OSA) for in-depth characterization of 40 Gbit/s or 100 Gbit/s networks. Altogether, EXFO launched six new products in the second quarter of fiscal 2010, while 41.3% of sales were derived from products on the market two years or less. The company also reported that its AXS-200/635 Triple-Play Test Set had been approved by four tier-1 network operators to support their respective deployments of next-generation VDSL2 services and applications. Approximately US$2 million in orders were recognized in the second quarter of 2010.

Following the quarter-end EXFO announced the acquisition of NetHawk, a leading supplier of 2G, 3G and 4G/LTE wireless test and service assurance solutions. NetHawk enables EXFO not only to expand into the high-growth 3G and 4G/LTE wireless market,  but also provide end-to-end solutions that assess the performance and reliability of converged, IP fixed and mobile networks.

Profitable Growth Path — EXFO reported EBITDA of US$5.7 million, or 10.6% of sales, in the second quarter of fiscal 2010 on revenue of US$54.1 million compared to EBITDA of US$6.0 million, or 12.6% of sales, in the second quarter of 2009 on revenue of US$46.4 million. It should be noted EXFO recorded a pre-tax, foreign exchange loss of US$1.0 million in the second quarter of 2010 compared to a gain of US$1.1 million in the same period in 2009. Foreign exchange losses or gains are included in EBITDA. In contrast, the company generated US$3.9 million in earnings from operations, or 7.3% of sales, in the second quarter of 2010 compared to US$2.6 million, or 5.6% of sales, in the second quarter of 2009.

Updated Corporate Performance Objectives
Following the recent acquisition of NetHawk, EXFO updated its corporate performance objectives for the same three-year period extending from fiscal 2010 to 2012.

Former Corporate Performance Objectives	New Corporate Performance Objectives
Increase sales by a CAGR of 20%	Increase sales by a CAGR of at least 25%
Raise gross margin to 64%	Raise gross margin to 64%
Double EBITDA* in dollars (CAGR of 26%)	Increase EBITDA* in dollars by a CAGR of at least 30%

*	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain.

Business Outlook
EXFO forecasted sales between US$60 million and US$65 million and GAAP net results between a loss of US$0.03 per share and earnings of US$0.01 per share for the third quarter of 2010. GAAP net results assume an after-tax foreign exchange loss of US$0.02 per share and include US$0.04 per share in after-tax amortization of intangible assets and stock-based compensation costs.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remainder of the quarter, current exchange rates, as well as the preliminary allocation of the purchase price of the NetHawk acquisition.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the second quarter of fiscal 2010. To listen to the conference call and participate in the question period via telephone, dial 1-416-359-1270. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on April 6, 2010. The replay number is 1-402-977-9141 and the reservation number is 21462627. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO is a leading provider of next-generation test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The Telecom Division, which accounts for more than 90% of the company’s revenues, offers core-to-edge solutions that assess the performance and reliability of converged, IP fixed and mobile networks. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, xDSL, and various optical technologies accounting for an estimated 33% of the portable fiber-optic test market. The Life Sciences and Industrial Division provides solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. EXFO has a staff of approximately 1,600 people in 25 countries, supporting more than 2,000 customers worldwide. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology, are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including our ability to successfully integrate our acquired and to-be-acquired businesses; fluctuating exchange rates; consolidation in the global telecommunications test, measurement and service assurance industry and increased competition among vendors; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; the effects of the additional actions we have taken in response to economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition.

Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this press release. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

Non-GAAP Financial Measure
EXFO provides a non-GAAP financial measure (EBITDA*) as supplemental information regarding its operational performance. EXFO uses EBITDA for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps EXFO’s management to plan and forecast future periods as well as to make operational and strategic decisions. EXFO believes that providing this information to investors, in addition to GAAP measures, allows them to see the company’s results through the eyes of management, and to better understand historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

The following table summarizes the reconciliation of EBITDA to GAAP net earnings (in thousands of US dollars):

	Q2 2010	Q2 2009	Q1 2010

GAAP net earnings for the period	$1,154	$2,655	$334

Add (deduct):

Amortization of property, plant and equipment	1,312	1,049	1,291
Amortization of intangible assets	1,502	1,246	1,469
Interest (income) expense	76	(175)	42
Income taxes	1,668	1,209	1,243

EBITDA for the period	$5,712	$5,984	$4,379

EDITDA in percentage of sales	10.6%	12.9%	9.6%

*	EBITDA is defined as net earnings before interest, income taxes, amortization of property, plant and equipment and amortization of intangible assets.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Inc.
Unaudited Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at February 28, 2010	As at August 31, 2009

Assets

Current assets
Cash	$15,879	$10,611
Short-term investments	55,876	59,105
Accounts receivable (note 4)
Trade	31,961	22,946
Other	4,442	2,752
Income taxes and tax credits recoverable	3,752	2,353
Inventories (note 5)	35,286	30,863
Prepaid expenses	2,755	2,043
Future income taxes	5,559	5,538

	155,510	136,211

Tax credits recoverable	29,970	26,762

Forward exchange contracts (note 4)	398	428

Property, plant and equipment	18,981	19,100

Intangible assets	15,311	16,859

Goodwill	23,420	22,478

Future income taxes	15,644	18,533

	$259,234	$240,371
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 6)	$25,189	$21,650
Deferred revenue	9,193	6,481

	34,382	28,131

Deferred revenue	4,845	4,195

	39,227	32,326

Contingencies (note 7)

Shareholders’ equity

Share capital (note 8)	105,583	104,846
Contributed surplus	17,992	17,758
Retained earnings	45,397	43,909
Accumulated other comprehensive income	51,035	41,532

	220,007	208,045

	$259,234	$240,371

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended February 28, 2010	Six months ended February 28, 2010	Three months ended February 28, 2009	Six months ended February 28, 2009

Sales	$54,110	$99,670	$46,372	$92,735

Cost of sales (1,2) (note 5)	21,633	38,071	18,353	35,833

Gross margin	32,477	61,599	28,019	56,902

Operating expenses
Selling and administrative (1)	16,919	32,280	15,800	32,891
Net research and development (1) (note 9)	8,809	17,082	7,325	14,546
Amortization of property, plant and equipment	1,312	2,603	1,049	2,208
Amortization of intangible assets	1,502	2,971	1,246	2,565

Total operating expenses	28,542	54,936	25,420	52,210

Earnings from operations	3,935	6,663	2,599	4,692

Interest income (expense)	(76)	(118)	175	641
Foreign exchange gain (loss)	(1,037)	(2,146)	1,090	5,658

Earnings before income taxes	2,822	4,399	3,864	10,991

Income taxes (note 10)
Current	(236)	(149)	297	236
Future	1,904	3,060	912	2,813

	1,668	2,911	1,209	3,049

Net earnings for the period	$1,154	$1,488	$2,655	$7,942

Basic net earnings per share	$0.02	$0.03	$0.04	$0.12

Diluted net earnings per share	$0.02	$0.02	$0.04	$0.12

Basic weighted average number of shares outstanding (000’s)	59,427	59,406	60,875	64,108

Diluted weighted average number of shares outstanding (000’s) (note 11)	60,529	60,325	61,375	64,546

(1) Stock-based compensation costs included in:
Cost of sales	$43	$84	$31	$60
Selling and administrative	302	570	198	399
Net research and development	124	233	96	188

	$469	$887	$325	$647

(2)   The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
and Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income (loss)
	Three months ended February 28, 2010	Six months ended February 28, 2010	Three months ended February 28, 2009	Six months ended February 28, 2009

Net earnings for the period	$1,154	$1,488	$2,655	$7,942
Foreign currency translation adjustment	989	8,802	(4,646)	(41,579)
Changes in unrealized losses on short-term investments	−	−	−	22
Unrealized gains (losses) on forward exchange contracts	158	1,322	(1,734)	(8,663)
Reclassification of realized gains (losses) on forward exchange contracts in net earnings	(382)	(305)	1,371	1,234
Future income taxes effect of the above items	69	(316)	113	2,303

Comprehensive income (loss)	$1,988	$10,991	$(2,241)	$(38,741)

Accumulated other comprehensive income
	Six months ended February 28,

	2010	2009

Foreign currency translation adjustment
Cumulative effect of prior periods	$40,458	$51,129
Current period	8,802	(41,579)

	49,260	9,550

Unrealized gains (losses) on forward exchange contracts
Cumulative effect of prior periods	1,076	(96)
Current period, net of realized gains (losses) and future income taxes	701	(5,126)

	1,777	(5,222)
Unrealized losses on short-term investments
Cumulative effect of prior periods	(2)	(24)
Current period, net of future income taxes	–	22

	(2)	(2)

Accumulated other comprehensive income	$51,035	$4,326

Total retained earnings and accumulated other comprehensive income amounted to $72,762 and $96,432 as at February 28, 2009 and 2010, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Retained Earnings
and Contributed Surplus

(in thousands of US dollars)

Retained earnings
	Six months ended February 28,

	2010	2009

Balance – Beginning of the period	$43,909	$60,494

Add
Net earnings for the period	1,488	7,942

Balance – End of the period	$45,397	$68,436

Contributed surplus
	Six months ended February 28,

	2010	2009

Balance – Beginning of the period	$17,758	$5,226

Add (deduct)
Stock-based compensation costs	858	639
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 8)	(627)	(452)
Discount on redemption of share capital (note 8)	3	11,257

Balance – End of the period	$17,992	$16,670

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended February 28, 2010	Six months ended February 28, 2010	Three months ended February 28, 2009	Six months ended February 28, 2009

Cash flows from operating activities
Net earnings for the period	$1,154	$1,488	$2,655	$7,942
Add (deduct) items not affecting cash
Change in discount on short-term investments	7	9	135	591
Stock-based compensation costs	469	887	325	647
Amortization	2,814	5,574	2,295	4,773
Deferred revenue	3,465	2,923	3,070	3,423
Future income taxes	1,904	3,060	912	2,813
Change in unrealized foreign exchange (gain) loss	273	1,043	(601)	(4,057)

	10,086	14,984	8,791	16,132

Change in non-cash operating items
Accounts receivable	(5,127)	(9,229)	4,508	(2,817)
Income taxes and tax credits	(1,866)	(3,371)	352	(344)
Inventories	(762)	(3,113)	488	121
Prepaid expenses	(10)	(615)	308	(234)
Accounts payable and accrued liabilities	2,645	3,675	1,849	762

	4,966	2,331	16,296	13,620
Cash flows from investing activities
Additions to short-term investments	(101,643)	(180,597)	(133,364)	(255,464)
Proceeds from disposal and maturity of short-term investments	104,926	186,262	149,501	276,106
Additions to capital assets (1)	(1,464)	(2,809)	(2,946)	(4,460)

	1,819	2,856	13,191	16,182
Cash flows from financing activities
Exercise of stock options	127	127	5	31
Redemption of share capital	–	(14)	(25,631)	(26,078)

	127	113	(25,626)	(26,047)

Effect of foreign exchange rate changes on cash	(135)	(32)	(72)	(439)

Change in cash	6,777	5,268	3,789	3,316

Cash – Beginning of period	9,102	10,611	5,441	5,914

Cash – End of period	$15,879	$15,879	$9,230	$9,230

(1)   As at February 28, 2009 and 2010, unpaid purchases of capital assets amounted to $614 and $67, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Interim Financial Information

The financial information as at February 28, 2010, and for the three- and six-month periods ended February 28, 2009 and 2010, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles (GAAP) in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements, except for changes as described in note 2. However, all disclosures required for annual financial statements have not been included in these financial statements. Consequently, these interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements.

In February 2010, the company changed its name from EXFO Electro-Optical Engineering Inc. to EXFO Inc.

2	New Accounting Standards and Pronouncements

Adopted in fiscal 2010

In February 2008, the Canadian Institute of Chartered Accountants (CICA) issued Section 3064, “Goodwill and Intangible Assets”, which supersedes Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. The company adopted this new standard on September 1, 2009, and its adoption had no material effect on its consolidated financial statements.

In June 2009, the CICA amended section 3862, "Financial Instruments − Disclosures", to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments apply to fiscal years ending after September 30, 2009, with early adoption permitted. The company adopted amendments on September 1, 2009, and their adoption had no significant impact on its consolidated financial statements. The new requirements are equivalent to the new U.S. GAAP requirement as disclosed in note 13.

To be adopted after fiscal 2010

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after September 1, 2011; earlier adoption is permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. The company has not yet determined the impact that adopting this standard will have on its consolidated financial statements.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted as of the beginning of a fiscal year.

Should the company decide to adopt one of these three new sections earlier, it must adopt all three at the same date.

3	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

•	To maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development and potential acquisitions of complementary businesses or products; and
•	To provide the company’s shareholders with an appropriate return on their investment.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive income. Accumulated other comprehensive income’s main components are the cumulative foreign currency translation adjustment, which is the result of the translation of the company’s consolidated financial statements into US dollars (the reporting currency), as well as after-tax unrealized gains (losses) on forward exchange contracts.

The capital of the company amounted to $166,513,000 and $168,972,000 as at August 31, 2009 and February 28, 2010, respectively.

Of the capital, as at February 28, 2010, an amount of $71,755,000 represented cash and short-term investments ($69,716,000 as at August 31, 2009). A portion of that excess cash will be used to fund the acquisition of NetHawk Oyj (note 14). Also, the company can repurchase shares from the open market via a normal course issuer bid through the facilities of the Toronto Stock Exchange and the NASDAQ (note 8).

4	Financial Instruments

Market risk

Currency risk

The principal measurement currency of the company is the Canadian dollar. The company is exposed to a currency risk as a result of its export sales of products manufactured in Canada and China, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros). Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at February 28, 2010, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2010 to August 2010	$17,700	1.1002
September 2010 to August 2011	23,100	1.1017
September 2011 to August 2012	3,500	1.0876
September 2012 to January 2013	1,500	1.0722
Total	$45,800	1.0991

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.The fair value of forward exchange contracts amounted to net gains of $530,000 as at August 31, 2009 and $1,929,000 as at February 28, 2010.

Based on the portfolio of forward exchange contracts as at February 28, 2010, the company estimates that the portion of the unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $1,247,000.

As at February 28, 2010, forward exchange contracts in the amount of $1,247,000 are presented as current assets in other receivable in the balance sheet and forward exchange contracts, in the amount of $398,000, are presented as long-term assets in forward exchange contracts in the balance sheet. These forward exchange contracts are not yet recorded within sales.

During the three months ended February 28, 2009 and 2010, the company recognized within its sales foreign exchange gains (losses) on forward exchange contracts of $(1,323,000) and $432,000, respectively. During the six months ended February 28, 2009 and 2010, the company recognized within its sales foreign exchange gains (losses) on forward exchange contracts of $(1,534,000) and $499,000, respectively.

The following table summarizes significant financial assets and liabilities that are subject to currency risk as at February 28, 2010:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$5,011	€5,509
Accounts receivable	24,273	2,586
	29,284	8,095
Financial liabilities
Accounts payable and accrued liabilities	8,693	394
Forward exchange contracts (nominal amount)	6,200	−
	14,893	394
Net exposure	$14,391	€7,701

The value of the Canadian dollar compared to the US dollar was CA$1.0526 = US$1.00 as at February 28, 2010.

The value of the Canadian dollar compared to the euro was CA$1.4378 = €1.00 as at February 28, 2010.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at February 28, 2010:

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $1,460,000 or $0.02 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $851,000 or $0.01 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive income by $2,741,000.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts the company’s balances of income tax and tax credits recoverable or payable and future income tax assets and liabilities of its integrated foreign subsidiaries; this may result in additional and significant foreign exchange gain or loss. However, these assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of the company’s operating expenses is denominated in Canadian dollars, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

The company is exposed to interest rate risks through its short-term investments. As at February 28, 2010, the company’s short-term investments, in the amount of $55,876,000, bear interest at rates ranging between 0.2% and 0.5% and mature in March and April 2010.

A change of 0.5% in the interest rate of the company’s short-term investments would increase (decrease) net earnings by $48,000, or $0.00 per diluted share on a quarterly basis.

Due to their short-term maturity of usually three months or less, the company’s short-term investments are not subject to significant fair value interest rate risk. Accordingly, change in fair value has been nominal to the degree that amortized cost has historically approximated the fair value. Any change in fair value of the company’s short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Cash, accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at February 28, 2010, the company’s short-term investments consist of debt instruments issued by nine (11 as at August 31, 2009) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a significant liquidity risk. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $1,220,000 and $1,202,000 as at August 31, 2009 and February 28, 2010, respectively. Bad debt expenses (recovery) amounted to $315,000 and nil for the three months ended February 28, 2009 and 2010, respectively, and $355,000 and $(17,000) for the six months ended February 28, 2009 and 2010, respectively.

For the three and the six months ended February 28, 2010, no customer represented more than 10% of consolidated sales.

The following table summarizes the age of trade accounts receivable as at February 28, 2010:

Current	$23,347
Past due, 0 to 30 days	5,585
Past due, 31 to 60 days	2,036
Past due, more than 60 days, less allowance for doubtful accounts of $1,202	993
Total accounts receivable	$31,961

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following table summarizes the contractual maturity of the company’s derivative and non-derivative financial liabilities as at February 28, 2010:

	0-12 months	13-24 months	25-36 months

Accounts payable and accrued liabilities	$23,972	$–	$–
Forward exchange contracts
Outflow	31,700	10,500	3,600
Inflow	(33,079)	(11,077)	(3,666)
Total	$22,593	$(577)	$(66)

5	Inventories

	As at February 28, 2010	As at August 31, 2009

Raw materials	$16,529	$14,497
Work in progress	2,587	1,955
Finished goods	16,170	14,411

	$35,286	$30,863

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting periods, except for the related amortization, which is shown separately in operating expenses.

Inventory write-down amounted to $1,056,000 and $636,000 for the three months ended February 28, 2009 and 2010, respectively and $1,973,000 and $1,239,000 for the six months ended February 28, 2009 and 2010, respectively.

6	Accounts Payable and Accrued Liabilities

	As at February 28, 2010	As at August 31, 2009

Trade	$11,034	$9,063
Salaries and social benefits	10,365	8,863
Warranty	895	699
Commissions	808	647
Restructuring charges	−	24
Forward exchange contracts (note 4)	−	704
Other	2,087	1,650

	$25,189	$21,650

Changes in the warranty provision are as follows:

	Six months ended February 28,

	2010	2009

Balance – Beginning of period	$699	$974
Provision	472	309
Settlements	(276)	(552)

Balance – End of period	$895	$731

7	Contingencies

Class action

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. The company's case is not one of these focus cases. On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Notices of appeal of the opinion granting final approval have been filed. Given that the settlement remains subject to appeal as of the date of issuance of these financial statements, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, management has determined the impact to its financial position and results of operations as at and for the three- and six-month periods ended February 28, 2010 to be immaterial.

Contingent consideration

Following the purchase of assets in fiscal 2009, the company has a contingent cash consideration of up to $900,000, payable based upon the achievement of a certain booking volume in the next 12 months.

8	Share Capital

On November 6, 2009, the company announced that its Board of Directors had authorized the second renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,256,431 subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid started on November 10, 2009, and will end on November 9, 2010, or at an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

The following tables summarize changes in share capital for the six months ended February 28, 2009 and 2010.

	Six months ended February 28, 2009
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2008	36,643,000	$1	30,783,705	$142,785	$142,786
Exercise of stock options	–	–	12,500	26	26
Redemption of share capital	–	–	(176,914)	(821)	(821)

Balance as at November 30, 2008	36,643,000	1	30,619,291	141,990	141,991
Exercise of stock options	–	–	2,500	5	5
Redemption of restricted share units	–	–	92,682	−	−
Redemption of share capital	–	–	(7,745,379)	(36,514)	(36,514)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	−	452	452

Balance as at February 28, 2009	36,643,000	$1	22,969,094	$105,933	$105,934

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Six months ended February 28, 2010
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2009	36,643,000	$1	22,736,302	$104,845	$104,846
Redemption of restricted share units	−	−	13,663	−	−
Redemption of share capital	–	–	(3,600)	(17)	(17)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	86	86

Balance as at November 30, 2009	36,643,000	1	22,746,365	104,914	104,915
Exercise of stock options	–	–	31,700	127	127
Redemption of restricted share units	–	–	75,537	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	541	541

Balance as at February 28, 2010	36,643,000	$1	22,853,602	$105,582	$105,583

9	Net Research and Development Expenses

Net research and development expenses comprise the following:

	Three months ended February 28, 2010	Six months ended February 28, 2010	Three months ended February 28, 2009	Six months ended February 28, 2009

Gross research and development expenses	$10,371	$20,151	$8,791	$17,403
Research and development tax credits	(1,562)	(3,069)	(1,466)	(2,857)

	$8,809	$17,082	$7,325	$14,546

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10	Income Taxes

For the three months ended February 28, 2009 and 2010, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended February 28, 2010	Six months ended February 28, 2010	Three months ended February 28, 2009	Six months ended February 28, 2009

Income tax provision at combined Canadian federal and provincial statutory tax rate (31% in 2009 and 30% in 2010)	$853	$1,342	$1,196	$3,399

Increase (decrease) due to:
Foreign income taxed at different rates	(171)	(180)	55	36
Non-taxable income	(56)	(115)	(66)	(114)
Non-deductible expenses	233	434	196	368
Change in tax rates	16	155	–	–
Foreign exchange effect of translation of foreign integrated subsidiaries	(30)	177	(112)	(948)
Utilization of previously unrecognized future income tax assets	(153)	(243)	(75)	(75)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	1,094	1,308	76	267
Other	(118)	33	(61)	116

	$1,668	$2,911	$1,209	$3,049

The income tax provision consists of the following:

Current	$(236)	$(149)	$297	$236

Future	963	1,995	911	2,621
Valuation allowance	941	1,065	1	192

	1,904	3,060	912	2,813

	$1,668	$2,911	$1,209	$3,049

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

11	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended February 28, 2010	Six months ended February 28, 2010	Three months ended February 28, 2009	Six months ended February 28, 2009

Basic weighted average number of shares outstanding (000’s)	59,427	59,406	60,875	64,108
Plus dilutive effect of:
Stock options (000’s)	212	176	122	124
Restricted share units (000’s)	769	599	287	229
Deferred share units (000’s)	121	144	91	85

Diluted weighted average number of shares outstanding (000’s)	60,529	60,325	61,375	64,546
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	934	1,116	1,668	1,858

12	Segment Information

The company is organized under two reportable segments. The Telecom Division, which represents the company’s main business activity, offers a wide range of innovative solutions to assess optical networks, from the core to access, as well as next-generation IP infrastructures and related triple-play services. The Life Sciences and Industrial Division offers solutions for medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors.

The reporting structure reflects how the company manages its business and how it classifies its operations for planning and measuring performance.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables present information by segment:

	Three months ended February 28, 2010			Six months ended February 28, 2010
	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

Sales	$47,951	$6,159	$54,110	$88,243	$11,427	$99,670
Earnings from operations	$2,748	$1,187	$3,935	$4,789	$1,874	$6,663
Unallocated items:
Interest expense			(76)			(118)
Foreign exchange loss			(1,037)			(2,146)
Earnings before income taxes			2,822			4,399
Income taxes			1,668			2,911

Net earnings for the period			$1,154			$1,488

	Three months ended February 28, 2009			Six months ended February 28, 2009
	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

Sales	$41,367	$5,005	$46,372	$82,526	$10,209	$92,735
Earnings from operations	$2,117	$482	$2,599	$3,472	$1,220	$4,692
Unallocated items:
Interest income			175			641
Foreign exchange gain			1,090			5,658
Earnings before income taxes			3,864			10,991
Income taxes			1,209			3,049

Net earnings for the period			$2,655			$7,942

Total assets by reportable segment are detailed as follows:

	As at February 28, 2010	As at August 31, 2009

Telecom Division	$151,376	$135,015
Life Sciences and Industrial Division	13,255	10,267
Unallocated assets	94,603	95,089

	$259,234	$240,371

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Unallocated assets are comprised of cash, short-term investments, receivable on forward exchange contracts as well as future income tax assets.

13	Differences between Canadian and U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20 to the company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission (SEC) in the United States have not been provided in these interim consolidated financial statements.

Statements of earnings

For the three and six months ended February 28, 2009 and 2010, there were no significant differences in the net earnings under Canadian GAAP as compared to U.S. GAAP.

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences in the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP:

	As at February 28, 2010	As at August 31, 2009

Shareholders’ equity in accordance with Canadian GAAP	$220,007	$208,045
Goodwill	(4,041)	(3,879)
Stock appreciation rights	(73)	(73)

Shareholders’ equity in accordance with U.S. GAAP	$215,893	$204,093

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses in the statements of earnings. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $732,000 and $1,628,000 for the three and six months ended February 28, 2009, respectively, and $961,000 and $1,892,000 for the three and six months ended February 28, 2010, respectively. This difference has no impact on the net earnings and the net earnings per share for the reporting periods.

Statements of cash flows

For the three and six months ended February 28, 2009 and 2010, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

New accounting standards and pronouncements

Adopted in fiscal 2010

In June 2009, the Financial Accounting Standard Board (FASB) issued guidance now codified as Accounting Standards Codification (ASC) Topic 105, “Generally Accepted Accounting Principles”, which became the single source of authoritative U.S. accounting and reporting standards, along with rules and interpretative releases of the SEC which are considered sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC became non-authoritative. Topic 105 did not result in any accounting changes. The company adopted Topic 105 in the first quarter of fiscal 2010 and its adoption had no significant impact on its balance sheets or statements of earnings, but has and will continue to impact its reporting process by eliminating all references to pre-codification standards.

In December 2007, the FASB issued guidance now codified as ASC Topic 805, “Business Combinations”, and ASC Topic 810, “Consolidation”. These new standards significantly change the accounting and reporting for business combination transactions and noncontrolling (minority) interests in consolidated financial statements. These topics are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. The company will adopt the provisions of Topic 805 and Topic 810 to the acquisition of NetHawk Oyj (note 14) and any other business combinations entered into in the future.

In March 2008, the FASB issued guidance now codified as ASC Topic 815, “Derivatives and Hedging”, which requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Topic 815, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. Topic 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The company adopted Topic 815 on September 1, 2009, and its adoption had no significant impact on its consolidated financial statements.

In April 2008, the FASB issued guidance now codified as ASC Topic 350, “Intangibles – Goodwill and Other”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under Topic 805. Topic 350 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The company adopted Topic 350 on September 1, 2009, and its adoption had no significant impact on its consolidated financial statements.

In April 2009, the FASB issued guidance now codified as ASC Topic 825, “Financial Instruments”, which requires disclosures about fair value of financial instruments for annual and interim reporting periods of publicly traded companies and requires those disclosures in summarized financial information at interim reporting periods. The company adopted Topic 825 on September 1, 2009, and its adoption had no significant impact on its consolidated financial statements.

In August 2009, the FASB amended ASC Topic 820, “Fair Value Measurement”, to provide clarification as to how to measure the fair value of liabilities in circumstances when a quoted price in an active market for the identical liability is not available.  These amendments are effective for the company in the first quarter of fiscal 2010.   The company adopted these amendments on September 1, 2009, and their adoption had no significant impact on its consolidated financial statements.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under topic 820 are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•	Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The company’s cash, short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s cash and forward exchange contracts are classified within Level 2 of the hierarchy because they are valued using quoted prices and forward foreign exchange rates at the balance sheet date.

To be adopted after fiscal 2010

In October 2009, the FASB issued guidance now codified as ASC Topic 985 “Software”, to change the accounting model for revenue arrangements that include both tangible products and software elements. Under this guidance, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the software revenue guidance. In addition, hardware components of a tangible product containing software components are always excluded from the software revenue guidance. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The company is currently evaluating the impact that this guidance may have on its consolidated financial statements.

In October 2009, the FASB amended guidance now codified as Topic 605, “Revenue Recognition, to include a consensus relating to multiple-deliverable revenue arrangements. These amendments significantly change certain guidance pertaining to revenue arrangements with multiple deliverables and modify the separation criteria of Topic 605 by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services. The amendments also eliminate the use of the residual method of allocation and require, instead, that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The company is currently evaluating the impact that this guidance may have on its consolidated financial statements.

14	Subsequent Events

On March 12, 2010, the company acquired 91% of all issued and outstanding shares of NetHawk Oyj. In addition, on March 15, 2010, the company made a voluntary offer to purchase the remaining issued and outstanding shares; this offer is open for 20 business days starting from March 15, 2010. If the company is not able to acquire all remaining shares under the voluntary offer, it will enter into a statutory procedure under the Finnish Companies Act to acquire the remaining issued and outstanding shares. Headquartered in Oulu, Finland, NetHawk Oyj was a privately held company providing 2G, 3G and 4G/LTE protocol analyzers and simulators aimed mostly at network equipment manufacturers and wireless network operators.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

This acquisition will be settled for a total cash consideration estimated at €37,300,000 (US$51,300,000), including acquisition-related costs, or €27,600,000 (US$38,000,000), excluding NetHawk’s net cash estimated at €9,700,000 (US$13,300,000) at the acquisition date, plus a contingent cash consideration of up to €8,700,000 (US$12,000,000) based on sales volume of the acquired company over the next three years.

This acquisition will be accounted for using the purchase method under CICA Handbook Section 1581, “Business Combinations” and the requirements of Section 1600, “Consolidated Financial Statements”; consequently, the results of operations of the acquired business will be included in the consolidated financial statements of the company from March 12, 2010, being the acquisition date. For U.S. GAAP purposes, this acquisition will be accounted for under ASC Topic 805, “Business Combinations”, and ASC Topic 810, “Consolidation”. Accounting for business combinations under U.S. GAAP differs from CICA Handbook Section 1581. Namely, under U.S. GAAP, acquisition-related costs are not part of the purchase price but are rather expensed as incurred. In addition, under U.S. GAAP, any contingent consideration needs to be accounted for at fair value on the acquisition date and remeasured at each reporting period, with any adjustment to its fair value recorded in the statement of earnings. Under Canadian GAAP, contingent considerations are recorded when management can reasonably estimate the amount and the outcome of the contingency is beyond reasonable doubt.

The company expects to complete the purchase price allocation in the fourth quarter of fiscal 2010.

This business, including any acquired goodwill, will report to the Telecom Division.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including our ability to successfully integrate our acquired and to-be-acquired businesses; fluctuating exchange rates; consolidation in the global telecommunications test, measurement and service assurance industry and increased competition among vendors; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; the effects of the additional actions we have taken in response to economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated March 30, 2010.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

The fundamental drivers toward broadband deployments and fixed-mobile IP network convergence are firmly entrenched in the telecommunications industry amidst an improving global economic environment. Although network operators are not expected to significantly increase capital expenditures in calendar 2010, they will likely spend more in select, high-growth areas to accommodate bandwidth-intensive broadband applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP networks.

According to Cisco’s Visual Networking Index, global IP traffic will quintuple from 2008 to 2013, surpassing 55 exabytes per month in 2013. (An exabyte is equal to 1 billion gigabytes or 250 million DVDs). Global mobile traffic, a subset of this larger group, is expected to increase 39-fold between 2009 and 2014. Bandwidth demand is driven by a wide range of applications including peer-to-peer file sharing, social networking, various forms of IP video, Internet gaming as well as increased penetration of media-rich smart phones and notebooks.

To support such explosive bandwidth growth, wireline networks are being transformed into next-generation IP-based infrastructures. Legacy SONET/SDH networks, which were established in the mid-1980s, do not have the flexibility to seamlessly mix and transport voice, data and video services. Such networks are not capable of efficiently carrying triple-play services because they were designed for point-to-point voice communication. As a result, new optical transport network (OTN) standards, which are at the very heart of what the industry is labeling next-generation IP networks, have been defined to carry IP applications over Ethernet. Network operators are increasingly turning to such next-generation, IP-based networks in order to offer customers higher-margin triple-play services while lowering their operating costs.

Fiber-to-the-home (FTTH) has also become the access network architecture of choice for wireline operators wishing to provide a superior user experience for a combined voice, data and video offering. This architecture allows operators to meet heightened bandwidth requirements and future-proof their access networks as residential bandwidth demands grow from 1 to 5 Mbit/s (megabits per second) to 30 to 100 Mbit/s required for the long term. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also increase in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed quickly.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is becoming mainstream, while a few network operators have already begun 100 Gbit/s Ethernet field trials. In the long run, these solutions will offer a more economical way to add capacity to saturated network links, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

On the wireless side, operators are also faced with major investments in upcoming years to meet soaring bandwidth demand. Wireless operators are accelerating deployments of 3G networks, fast-tracking 4G/LTE adoption, and investing  in mobile backhaul networks in order to increase transmission rates for bandwidth-hungry consumers to approach wireline speeds. Furthermore, as these consumers are increasingly transporting any content to any device at any time, both fixed and mobile networks are converging to a common IP-based infrastructure supported by IMS (IP Multimedia Subsystem) for seamless network interoperability.

These market dynamics affected telecom test and service assurance suppliers in the second quarter of fiscal 2010.

COMPANY OVERVIEW

We reported record-high sales of $54.1 million in the second quarter of fiscal 2010, which represented an increase of 16.7% year-over-year. We also reported record-high net accepted orders of $57.8 million in the second quarter of fiscal 2010, which represented an increase of 22.2% compared to $47.3 million during the same period last year, for a book-to-bill ratio of 1.07. In the second quarter of fiscal 2010, we benefited from improving economic and market conditions, our strong product offering as well as year-end budget flush-outs from some of our customers.

Looking at the bottom line, we generated generally accepted accounting principles (GAAP) net earnings of $1.2 million, or $0.02 per diluted share, in the second quarter of fiscal 2010, compared to $2.7 million, or $0.04 per diluted share, for the same period last year. Net earnings for the second quarter of fiscal 2010 were negatively affected by the strong value of the Canadian dollar compared to the US dollar, the euro and the British pound. In fact, during the second quarter of fiscal 2010, we reported a foreign exchange loss of $1.0 million, compared to a foreign exchange gain of $1.1 million for the same period last year. The period-end value of the Canadian dollar increased 20.7% year-over-year compared to the US dollar. In addition, given that most of our sales are denominated in US dollars but a significant portion of our expenses are denominated in Canadian dollars, our financial results were negatively affected as these expenses (measured in Canadian dollars) increased when translated in US dollars for reporting purposes. The average value of the Canadian dollar increased 17.4% year-over-year compared to the US dollar. Net earnings per diluted share in the second quarter of 2010 included charges of $0.02 for stock-based compensation costs and the after-tax amortization expense for intangible assets. Earnings from operations improved year-over-year from $2.6 million, or 5.6% of sales, in the second quarter of fiscal 2009 to $3.9 million, or 7.3% of sales, for the same period this year. EBITDA (earnings before interest, income taxes, depreciation and amortization) reached $5.7 million, or 10.6% of sales, in the second quarter of fiscal 2010, compared to $6.0 million, or 12.9% of sales, for the same period last year (see further in this document for a complete reconciliation of EBITDA to GAAP net earnings).

During the second quarter and the first half of fiscal 2010, we faced a substantial increase in the value of the Canadian dollar versus the US dollar, the euro and the British pound compared to the same periods last year; this had a two-fold negative impact on our financial results. Firstly, the average value of the Canadian dollar vs. the US dollar increased 12.7% in the first half of fiscal 2010, compared to the same period last year. Given that most of our sales are denominated in US dollars but a significant portion of our expenses are denominated in Canadian dollars, our financial results were negatively affected as these expenses (denominated in Canadian dollars) increased when translated in US dollars for reporting purposes in the first and second quarter of fiscal 2010.

Secondly, we recorded foreign exchange losses of $1.0 million and $2.1 million for the three and six months ended February 28, 2010, respectively, which represents the effect of the increase in the period-end value of the Canadian dollar versus the US dollar, the euro and the British pound on our balance sheet items during these periods. In comparison, for the same periods last year, we reported significant foreign exchange gains of $1.1 million and $5.7 million, respectively. During these periods, the period-end value of the Canadian dollar significantly decreased compared to the US dollar.

On November 6, 2009, we announced that our Board of Directors had authorized the second renewal of our share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.3 million subordinate voting shares, at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid started on November 10, 2009, and will end on November 9, 2010, or at an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

We launched six new products in the second quarter of fiscal 2010. Key product launches included a new service assurance solution for 4G/LTE mobile networks; the implementation of a new standards-based test (EtherSAM) across EXFO’s Ethernet product offering for carrier Ethernet and mobile backhaul service deployments; a handheld Ethernet analyzer for cost-effective service turn-ups; and a high-resolution optical spectrum analyzer (OSA) for in-depth characterization and troubleshooting of networks with very limited channel spacing.

On March 12, 2010, we acquired 91% of all issued and outstanding shares of NetHawk Oyj. In addition, on March 15, 2010, we made a voluntary offer to purchase the remaining issued and outstanding shares; this offer is open for 20 business days. If we are not able to acquire all remaining shares under the voluntary offer, we will enter into a statutory procedure under the Finnish Companies Act to acquire the remaining issued and outstanding shares.  Headquartered in Oulu, Finland, NetHawk Oyj was a privately held company providing 2G, 3G and 4G/LTE protocol analyzers and simulators aimed mostly at network equipment manufacturers and network operators.

This acquisition will be settled for a total cash consideration estimated at €37.3 million (US$51.3 million), including acquisition-related costs, or €27.6 million (US$38.0 million), excluding NetHawk’s net cash estimated at €9.7 million (US$13.3 million) at the acquisition date, plus a contingent cash consideration of up to €8.7 million (US$12.0 million) based on sales volume of the acquired company over the next three years.

This acquisition will be accounted for using the purchase method under Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581, “Business Combinations” and the requirements of Section 1600, “Consolidated Financial Statements”; consequently, the results of operations of the acquired business will be included in our consolidated financial statements from March 12, 2010, being the acquisition date.

We expect to complete the purchase price allocation in the fourth quarter of fiscal 2010.

This business, including any acquired goodwill, will report to the Telecom Division.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

For a complete description of our strategy and the related key performance indicators, as well as our capability to deliver results in fiscal 2010, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.

However, following the recent acquisition of NetHawk Oyj, we updated our corporate performance objectives for the same three-year period extending from fiscal 2010 to 2012:

Former Corporate Performance Objectives	New Corporate Performance Objectives
Increase sales by a CAGR* of 20%	Increase sales by a CAGR of at least 25%
Raise gross margin to 64%	Raise gross margin to 64%
Double EBITDA** in dollars (CAGR of 26%)	Increase EBITDA in dollars by a CAGR of at least 30%

*  Compound annual growth rate

*	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report, filed with the securities commissions. The following details the changes in critical accounting policies that were adopted in fiscal 2010 and those to be adopted after 2010.

Adopted in fiscal 2010

In February 2008, the Canadian Institute of Chartered Accountants (CICA) issued Section 3064, “Goodwill and Intangible Assets”, which supersedes Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. We adopted this new standard on September 1, 2009, and its adoption had no material effect on our consolidated financial statements.

In June 2009, the CICA amended section 3862, "Financial Instruments − Disclosures", to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments apply to fiscal years ending after September 30, 2009, with early adoption permitted. We adopted these amendments on September 1, 2009, and their adoption had no significant impact on our consolidated financial statements.

To be adopted after fiscal 2010

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after September 1, 2011; earlier adoption is permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. We have not yet determined the impact that adopting this standard will have on our consolidated financial statements.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted as of the beginning of a fiscal year.

Should we decide to adopt one of these three new sections earlier, we must adopt all three at the same date.

In February 2008, the Canadian Accounting Standards Board announced that the use of International Financial Reporting Standards (IFRS) established by the International Accounting Standard Board (IASB) will be required for fiscal years beginning January 1, 2011, for publicly accountable profit-oriented enterprises. Accordingly, we will adopt these standards during our fiscal year beginning on September 1, 2011. Companies will be required to provide comparative IFRS information for the previous year established under IFRS. IFRS issued by the IASB require the submission of additional information in the financial statements and, although the conceptual framework of IFRS is similar to Canadian GAAP, companies must take into account differences in accounting principles. We are currently evaluating the impact of adopting these new standards on our consolidated financial statements. In fact, we have completed the diagnostic phase to assess and scope the significant differences between existing Canadian GAAP and IFRS and the impact on our consolidated financial statements. Following the diagnostic phase, we have begun a detailed analysis of the accounting policies impacted by the adoption of IFRS, which is expected to be completed throughout fiscal 2010. Some transitional options permitted under IFRS are currently under analysis. A summary analysis indicates that in most cases, we would opt for a prospective application when the choice is available. The changeover to IFRS may result in changes to our accounting and internal control systems.

RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the periods ended February 28, 2009 and 2010, should be read in conjunction with our unaudited interim consolidated financial statements and the related notes thereto. Our unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and significant differences in measurement and disclosure from United States generally accepted accounting principles (U.S. GAAP) are set out in note 13 to our unaudited interim consolidated financial statements. Our principal measurement currency is the Canadian dollar, although we report our financial statements in US dollars. The following table sets forth interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

	Three months ended February 28, 2010	Three months ended February 28, 2009	Six months ended February 28, 2010	Six months ended February 28, 2009

Sales	$54,110	$46,372	$99,670	$92,735
Cost of sales (1)	21,633	18,353	38,071	35,833
Gross margin	32,477	28,019	61,599	56,902
Operating expenses
Selling and administrative	16,919	15,800	32,280	32,891
Net research and development	8,809	7,325	17,082	14,546
Amortization of property, plant and equipment	1,312	1,049	2,603	2,208
Amortization of intangible assets	1,502	1,246	2,971	2,565
Total operating expenses	28,542	25,420	54,936	52,210
Earnings from operations	3,935	2,599	6,663	4,692
Interest income (expense)	(76)	175	(118)	641
Foreign exchange gain (loss)	(1,037)	1,090	(2,146)	5,658
Earnings before income taxes	2,822	3,864	4,399	10,991
Income taxes	1,668	1,209	2,911	3,049
Net earnings for the period	$1,154	$2,655	$1,488	$7,942

Basic net earnings per share	$0.02	$0.04	$0.03	$0.12

Diluted net earnings per share	$0.02	$0.04	$0.02	$0.12

Segmented information:
Sales:
Telecom Division	$47,951	$41,367	$88,243	$82,526
Life Sciences and Industrial Division	6,159	5,005	11,427	10,209
	$54,110	$46,372	$99,670	$92,735

Earnings from operations:
Telecom Division	$2,748	$2,117	$4,789	$3,472
Life Sciences and Industrial Division	1,187	482	1,874	1,220
	$3,935	$2,599	$6,663	$4,692
Research and development data:
Gross research and development	$10,371	$8,791	$20,151	$17,403
Net research and development	$8,809	$7,325	$17,082	$14,546

(1)	The cost of sales is exclusive of amortization, shown separately.

	Three months ended February 28, 2010	Three months ended February 28, 2009	Six months ended February 28, 2010	Six months ended February 28, 2009

Sales	100.0%	100.0%	100.0%	100.0%
Cost of sales (1)	40.0	39.6	38.2	38.6
Gross margin	60.0	60.4	61.8	61.4
Operating expenses
Selling and administrative	31.3	34.1	32.4	35.5
Net research and development	16.3	15.8	17.1	15.7
Amortization of property, plant and equipment	2.3	2.2	2.6	2.4
Amortization of intangible assets	2.8	2.7	3.0	2.7
Total operating expenses	52.7	54.8	55.1	56.3
Earnings from operations	7.3	5.6	6.7	5.1
Interest income (expense)	(0.1)	0.4	(0.1)	0.7
Foreign exchange gain (loss)	(2.0)	2.3	(2.2)	6.1
Earnings before income taxes	5.2	8.3	4.4	11.9
Income taxes	3.1	2.6	2.9	3.3
Net earnings for the period	2.1%	5.7%	1.5%	8.6%

Segmented information:
Sales:
Telecom Division	88.6%	89.2%	88.5%	89.0%
Life Sciences and Industrial Division	11.4	10.8	11.5	11.0
	100.0%	100.0%	100.0%	100.0%

Earnings from operations:
Telecom Division	5.1%	4.6%	4.8%	3.7%
Life Sciences and Industrial Division	2.2	1.0	1.9	1.4
	7.3%	5.6%	6.7%	5.1%

Research and development data:
Gross research and development	19.2%	19.0%	20.2%	18.8%
Net research and development	16.3%	15.8%	17.1%	15.7%

(1)	The cost of sales is exclusive of amortization, shown separately.

SALES

For the three months ended February 28, 2010, our global sales increased 16.7% to record-high $54.1 million, from $46.4 million for the same period last year, with an 89%-11% split in favor of our Telecom Division.

For the six months ended February 28, 2010, our global sales increased 7.5% to $99.7 million, from $92.7 million for the same period last year, with an 89%-11% split in favor of our Telecom Division.

Telecom Division

For the three months ended February 28, 2010, sales of our Telecom Division increased 15.9% to record-high $48.0 million, from $41.4 million for the same period last year.

The following table summarizes information about sales of our Telecom Division for the three-month periods ended February 28, 2009 and 2010, in thousands of US dollars:

	Three months ended February 28, 2010	Three months ended February 28, 2009	Change in $	Change in %

Telecom Division sales (GAAP)	$47,951	$41,367	$6,584	15.9%

Losses (gains) on forward exchange contracts	(432)	1,323	(1,755)

Telecom Division sales, excluding gains/losses on forward exchange contracts (Non-GAAP financial measure (1))	$47,519	$42,690	$4,829	11.3%

(1)	see further in this document for information about non-GAAP financial measures.

For the six months ended February 28, 2010, sales of our Telecom Division increased 6.9% to $88.2 million, from $82.5 million for the same period last year.

The following table summarizes information about sales of our Telecom Division for the six-month periods ended February 28, 2009 and 2010, in thousands of US dollars:

	Six months ended February 28, 2010	Six months ended February 28, 2009	Change in $	Change in %

Telecom Division sales (GAAP)	$88,243	$82,526	$5,717	6.9%

Losses (gains) on forward exchange contracts	(499)	1,534	(2,033)

Telecom Division sales, excluding gains/losses on forward exchange contracts (Non-GAAP financial measure(1))	$87,744	$84,060	$3,684	4.4%

(1)	see further in this document for information about non-GAAP financial measures.

In the second quarter and the first half of fiscal 2010, we reported sales increases of 15.9% and 6.9%, respectively, compared to the same periods last year. In fact, in fiscal 2010, we benefited from improving economic and market conditions, allowing customers to invest in their networks in order to accommodate bandwidth-intensive applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP architectures. Over the last quarters, many network operators delayed capital-intensive deployment decisions on FTTx rollouts and capacity expansion, opting to increase speed rather than digging trenches to add new fiber-optic cables. However, during the second quarter and the first half of fiscal 2010, network operators restarted investing worldwide in capital- intensive deployments on the basis of the current recovery in the telecom market. In addition, during the second quarter of fiscal 2010, we reached a multi-million dollar deal with a Tier-1 European operator for our AXS-200/635 Triple Play Tester, and shipped $2.0 million to this customer during that quarter. Furthermore, our strong product offering as well as year-end budget flush-outs from some of our customers caused our sales to increase in the second quarter and the first half of fiscal 2010, compared to the same periods last year. In fiscal 2009, we did not have such level of budget flush-outs.

On the other hand, sales of the second quarter and the first half of fiscal 2009 included a multi-million dollar order shipped to a Tier-1 North American wireless operator for our service assurance solutions. We did not have such significant single order in the second quarter and the first half of 2010.

No customer accounted for more than 10% of our telecom sales in the second quarter and the first half of fiscal 2010. During the corresponding periods last year, our top customer represented 22.7% ($9.4 million) and 13.4% ($11.0 million) of our telecom sales, respectively.

Life Sciences and Industrial Division

For the three months ended February 28, 2010, sales of our Life Sciences and Industrial Division increased $1.2 million, or 23.1% year-over-year at $6.2 million, compared to $5.0 million for the same period last year.

For the six months ended February 28, 2010, sales of our Life Sciences and Industrial Division increased $1.2 million, or 11.9% year-over-year to $11.4 million, from $10.2 million for the same period last year. In the second quarter and the first half of fiscal 2010, this Division benefited from improving market conditions.

A significant portion of sales of that division are conducted through original equipment manufacturer (OEM) agreements. Consequently, we are dependent, to some extent, on the buying pattern of our customers. Moreover, a significant part of our product offering is related to manufacturing applications of consumer goods, which have been more affected by the global economic recession in fiscal 2009.

Net bookings

Overall, for the two divisions, net accepted orders increased 22.2% year-over-year to record-high $57.8 million in the second quarter of fiscal 2010 from $47.3 million for the same period last year, for a book-to-bill ratio of 1.07.

As explained earlier, during the second quarter of fiscal 2010, we benefited from improving economic and market conditions, from our strong product offering as well as year-end budget flush-outs from some of our customers; this resulted in a 22.2% increase of our global bookings compared to the same period last year, showing a strong recovery for EXFO in the second quarter and the first half of fiscal 2010.

Geographic distribution

For the three months ended February 28, 2010, sales to the Americas, Europe, Middle East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 53%, 27% and 20% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 60%, 25% and 15% of global sales, respectively. For the six months ended February 28, 2010, sales to the Americas, EMEA and APAC accounted for 55%, 27% and 18% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 58%, 26% and 16% of global sales, respectively.

In the second quarter and the first half of fiscal 2010, we reported year-over-year sales increases (in dollars) in every geographic area. In fact, sales to the Americas, EMEA and APAC increased (in dollars) 2.5%, 28.2% and 53.9%, respectively in the second quarter of fiscal 2010, compared to the same period last year and 2.1%, 9.2% and 24.2%, respectively in the first half of 2010, compared to the same period last year.

In the Americas, the increase in sales in the second quarter and the first half of fiscal 2010, compared to the same periods last year, comes from the United States and Latin America. In fact, we posted year-over-year sales growth of 6.1% and 82.2% in the United States and Latin America, respectively, during the second quarter of fiscal 2010 and 4.2% and 17.9%, respectively, during the first half of 2010. In Canada, sales decreased 35.5% and 13.7% in the second quarter and the first half of fiscal 2010, compared to the same periods last year. So far in fiscal 2010, in the United States, we benefited from improving economic and market conditions as well as from year-end budget flush-outs from some of our customers. Also, it should be remembered that in the second quarter of 2009, we shipped a large order to a Tier-1 US-based wireless operator for our service assurance solutions. Excluding this order, the increase in sales to the United States would have been even larger year-over-year. In Latin America, we also benefited from improving economic environment as we won several deals during the quarter. Sales to this region also depend on the timing and scope of our customers’ projects. In Canada, sales decreased in the second quarter and the first half of fiscal 2010 compared to the same periods last year. In fact, in the second quarter of fiscal 2009, we shipped large orders to two Canadian Tier-1 network operators, namely for our protocol and copper-access test solutions. Such large orders did not occurred in 2010 in Canada.

The increase in sales in the EMEA market, in dollars, in the second quarter and the first half of fiscal 2010, compared to the same periods last year, is due to improved economic and market conditions in this region, as carriers are starting to invest in next-generation access and transport networks after several months of delay and spending reductions due to the global economic recession of 2009. In addition, during the second quarter of 2010, we shipped a 2 million dollar order for our copper-access test solutions to a Tier-1 European operator, which contributed to increase sales to this end market year-over-year. In fact, in the second quarter of fiscal 2010, we reported record-high sales to EMEA with $14.9 million.

In the APAC market, sales significantly increased in the second quarter and the first half of fiscal 2010, compared to the same periods last year. As explained above, we benefited from improving market conditions worldwide during the second quarter and the first half of fiscal 2010, which had a positive impact on sales to the APAC market during these periods. We are committed to carrying out our strategy to increase our market share with products and solutions developed and targeted for this important market, as well as to expand our market presence.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. In the second quarter and the first half of fiscal 2010, no customer accounted for more than 10% of our global sales, and our top three customers accounted for 12.8% and 10.9% of our global sales, respectively. In the corresponding periods last year, our top customer accounted for 20.3% ($9.4 million) and 11.9% ($11.0 million) of our global sales, respectively, and our top three customers accounted for 29.2% and 18.8% of our global sales, respectively. With record-high sales in the second quarter and the first half of fiscal 2010, no customer accounting for more than 10% of our sales and our top three customers just over 10% of our sales, this shows that we have a well diversified customer base.

GROSS MARGIN

Gross margin amounted to 60.0% of sales in the second quarter of fiscal 2010, compared to 60.4% for the same period last year.

Gross margin reached 61.8% of sales for the first half of fiscal 2010, compared to 61.4% for the same period last year.

Despite year-over-year increase in sales, gross margin was almost flat during the second quarter and the first half of fiscal 2010 compared to the same periods last year; this can be explained by the following factors as improvements of the gross margin were for the most part off-set by negative impacts on such gross margin.

First, in the second quarter and the first half of fiscal 2010, our gross margin was negatively affected by the shift in product mix in favor of our optical and copper-access test solutions as these products tend to deliver lower margin than our other test solutions, namely our protocol test solutions and more precisely, our service assurance test solutions.

In addition, the shift in the geographic distribution of our sales in favor of the EMEA and APAC markets in the second quarter and the first half of fiscal 2010, compared to the same periods last year, resulted in lower margin year-over-year. Sales to these markets tend to deliver lower margins than those made in the Americas, as they are made through distribution channels instead of being made directly with the end-customers.

Finally, in the second quarter and the first half of fiscal 2010, the significant increase in the value of the Canadian dollar, versus the US dollar, year-over-year resulted in a higher cost of goods sold expressed in US dollars in the statements of earnings, as a portion of these costs are incurred in Canadian dollars and we report our results in US dollars.

On the other hand, during the second quarter of fiscal 2010, we recorded in our sales a foreign exchange gain of $432,000 on our forward exchange contracts, compared to a foreign exchange loss of $1.3 million during the same period last year. During the first half of fiscal 2010, we recorded in our sales a foreign exchange gain of $499,000 on our forward exchange contracts, compared to a foreign exchange loss of $1.5 million during the same period last year. This contributed to increase our gross margin year-over-year for both periods.

In addition, in the second quarter and the first half of fiscal 2010, a larger portion of our sales came from products manufactured in our facilities in China compared to the same periods last year; those products have a lower cost of goods than those manufactured in our facilities in Canada, thus resulting in an improvement in gross margin year-over-year.

Finally, the increase in the value of the Canadian dollar over the last few quarters had a positive impact on our gross margin in the second quarter and the first half of fiscal 2010; In fact, our procurement costs decreased as the Canadian dollar strengthened, compared to the US dollar, since a significant portion of our raw material purchases are denominated in US dollars. This allowed us to improve our gross margin continually over the last few quarters, as our raw material costs of parts purchased in US dollar are measured in Canadian dollars in our financial statements.

Considering the expected sales growth in fiscal 2010, the contribution of newly acquired NetHawk Oyj (which tends to deliver higher margins), the expected increase in sales of protocol products, the cost-effective design of our products, our increased manufacturing activities in China and our tight control on operating costs, we expect our gross margin to continue to improve in the future. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs, challenges encountered in the operations of our manufacturing facilities in China and increases in product offerings by other suppliers in our industry. Finally, any increase in the strength of the Canadian dollar, compared to the US dollar, may have a negative impact on our gross margin in fiscal 2010 and beyond.

SELLING AND ADMINISTRATIVE

For the three months ended February 28, 2010, selling and administrative expenses were $16.9 million, or 31.3% of sales, compared to $15.8 million, or 34.1% of sales for the same period last year.

For the six months ended February 28, 2010, selling and administrative expenses were $32.3 million, or 32.4% of sales, compared to $32.9 million, or 35.5% of sales for the same period last year.

During the second quarter of fiscal 2010, our sales significantly increased compared to the same period last year causing our selling expenses to increase, namely our commissions expenses.

In addition, the significant increase in the value of the Canadian dollar compared to the US dollar, year-over-year, had a negative impact on our selling and administrative expenses, since a significant portion of these expenses is denominated in Canadian dollars and since these expenses increased year-over-year as our sales grew.

However, given the restructuring actions taken in the last quarter of fiscal 2009 to reduce our costs, we have been able to reduce some of our selling and administrative expenses during the second quarter of fiscal 2010 compared to the same period last year. Also, given that we are in the early stage of the global   economic recovery, we have been prudent and applied tight control over our selling and administrative costs. This, combined with increased sales, caused our selling and administrative expenses to decrease as percentage of sales year-over-year.

During the first half of fiscal 2010, the impact of the recent restructuring actions combined with prudence and tight control applied on our selling and administrative expenses, resulted in reduction of theses costs year-over-year, both in dollars and as a percentage of sales. This decrease of our selling and administrative expenses were mitigated by the increase of our commission expenses as our sales increased year over year and by the significant increase in the value of the Canadian dollar compared to the US dollar, year-over-year, which had a negative impact our selling and administrative expenses, since a significant portion of these expenses is denominated in Canadian dollars and since these expenses increased year-over-year as our sales grew.

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar and the significant impact that the recent acquisition of NetHawk Oyj should have on our selling and administrative expenses, we expect our selling and administrative expenses to increase in dollars and range between 33% and 35% of sales. In addition, in fiscal 2010, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test, measurement, monitoring and service assurance space and to deliver the synergies expected from our recent acquisition, we plan to continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as a large portion of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

Gross research and development expenses

For the three months ended February 28, 2010, gross research and development expenses totalled $10.4 million, or 19.2% of sales, compared to $8.8 million, or 19.0% of sales for the same period last year.

For the six months ended February 28, 2010, gross research and development expenses totalled $20.2 million, or 20.2% of sales, compared to $17.4 million, or 18.8% of sales for the same period last year.

During the second quarter and the first half of fiscal 2010, the significant increase in the average value of the Canadian dollar compared to the US dollar is responsible for the most part for the increase of our gross research and development expenses year-over-year as a large portion of these expenses are denominated in Canadian dollars, and we report our results in US dollars.

In addition, we intensified our research and development activities, namely in our software development center in Pune, India and in our service assurance business development center, which resulted in increased gross research and development expenses in the second quarter and the first half of fiscal 2010, compared to the same period last year.

Tax credits

For the three months ended February 28, 2010, tax credits from the Canadian federal and provincial governments for research and development activities were $1.6 million, or 15.1% of gross research and development expenses, compared to $1.5 million, or 16.7% of gross research and development expenses for the same period last year.

For the six months ended February 28, 2010, these tax credits were $3.1 million, or 15.2% of gross research and development expenses, compared to $2.9 million, or 16.4% of gross research and development expenses for the same period last year.

All our research and development tax credits are denominated in Canadian dollars. The significant increase in the value of the Canadian dollar, compared to the US dollar, during the second quarter and the first half of fiscal 2010 had a positive impact on these tax credits expressed in US dollars.

The decrease in research and development tax credits as a percentage of gross research and development expenses in the second quarter and the first half of fiscal 2010, compared to the same periods last year, is mainly due to the fact that the portion of gross research and development incurred in Canada, where we are entitled to tax credits, was lower than last year because we continued intensifying our activities in our software development center in India as well as in our service assurance development center, which is located in the United States. Our research and development activities conducted outside Canada do not entitle us to tax credits.

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar and the significant impact that the recent acquisition of NetHawk Oyj should have on our research and development expenses, we expect our research and development expenses to increase in dollars, and range between 15% and 17% of sales, given our focus on innovation, the addition of software features in our products, our desire to gain market share and our goal to exceed customer needs and expectations. Also, we are increasingly taking advantage of talent pools around the world, namely through our software development centers in Pune and Bhubaneswar, India. Finally, any increase in the strength of the Canadian dollar in the upcoming quarters would also cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

For the three months ended February 28, 2010, amortization of property, plant and equipment was $1.3 million, compared to $1.0 million for the same period last year. For the six months ended February 28, 2010, amortization expenses amounted to $2.6 million, compared to $2.2 million for the same period last year.

The increase in amortization expense during the second quarter and the first half of fiscal 2010, compared to the same periods last year mainly comes from the increase in the average value of the Canadian dollar versus the US dollar year-over-year and to additions to property, plant and equipment over the last few quarters.

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar and the impact that the recent acquisition of NetHawk Oyj should have on our amortization expense, we expect our amortization expense to increase in upcoming quarters.

AMORTIZATION OF INTANGIBLE ASSETS

For the three months ended February 28, 2010, amortization of intangible assets was $1.5 million, compared to $1.2 million for the same period last year. For the six months ended February 28, 2010, amortization of intangible assets was $3.0 million compared to $2.6 million for the same period last year.

The increase in amortization expense during the second quarter and the first half of fiscal 2010, compared to the same periods last year mainly comes from the increase in the average value of the Canadian dollar versus the US dollar year-over-year.

For fiscal 2010, considering the current value of the Canadian dollar compared to the US dollar and the impact that the recent acquisition of NetHawk Oyj should have on our amortization expense, we expect our amortization expense to increase in upcoming quarters.

INTEREST INCOME (EXPENSE)

Our interest income (expense) mainly resulted from our short-term investments, less interests and bank charges. For the three months ended February 28, 2010, net interest expense amounted to $76,000, compared to net interest income of $175,000 for the same period last year. For the six months ended February 28, 2010, net interest expense amounted to $118,000, compared to net interest income of $641,000 for the same period last year.

The decrease in interest income in the second quarter and first half of fiscal 2010, compared to the same periods last year, is mainly due to the decrease of our cash and short-term investments following the cash payment of $26.9 million for the redemption of share capital in fiscal 2009, in accordance with our share buy-back programs as well as the general reduction in interest rates year-over-year.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

For the three months ended February 28, 2010, the foreign exchange loss amounted to $1.0 million, compared to a foreign exchange gain of $1.1 million for the same period last year.

For the six months ended February 28, 2010, the foreign exchange loss amounted to $2.1 million compared to a foreign exchange gain of $5.7 million for the same period last year.

During the second quarter of fiscal 2010, the value of the Canadian dollar increased versus the euro and the British pound compared to the previous quarter, which resulted in a foreign exchange loss of $1.0 million during that period. In fact, the period-end value of the Canadian dollar increased 10.3% versus the euro to CA$1.4378 = €1.00 in the second quarter of fiscal 2010 compared to CA$1.5853 = €1.00 at the end of the previous quarter. In addition, it increased 8.2% versus the British pound to CA$1.6041 = ₤1.00 in the second quarter of fiscal 2010 compared to CA$1.7349 = ₤1.00 at the end of the previous quarter. We also have to consider that the volume of operations denominated in foreign currency (including balance sheet items) increased year-over-year further increasing the foreign exchange loss, compared to the same period last year. The period-end value of the Canadian dollar remained flat versus the US dollar compared to the previous quarter.

During the first half of fiscal 2010, the value of the Canadian dollar increased versus the US dollar, the euro and the British pound, compared to August 31, 2009, which resulted in a foreign exchange loss of $2.1 million in the first half of fiscal 2010. In fact, the period-end value of the Canadian dollar increased 4.2% versus the US dollar to CA$1.0526 = US$1.00 in the first half of fiscal 2010, compared to CA$1.0967 = US$1.00 at the end of fiscal 2009. It increased 9.5% versus the euro to CA$1.4378 = €1.00, compared to CA$1.5741 = €1.00 at the end of fiscal 2009. Finally, it increased 11.5% versus the British pound CA$1.6041 = ₤1.00 in the first half of fiscal 2010 compared to CA$1.7888 = ₤1.00 at the end of fiscal 2009. We also have to consider that the volume of operations denominated in foreign currency (including balance sheet items) increased year-over-year, further increasing the exchange loss compared to the same period last year.

During the second quarter of fiscal 2009, the value of the Canadian dollar decreased 2.6% sequentially, compared to the US dollar, which resulted in a foreign exchange gain of $1.1 million during that period.

During the first half of fiscal 2009, the value of the Canadian dollar decreased significantly, compared to the US dollar, which resulted in a significant foreign exchange gain of $5.7 million during that period. In fact, the period-end value of the Canadian dollar for the first half of fiscal 2009 decreased 16.4% versus the US dollar, compared to August 31, 2008.

It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars, and we report our results in US dollars. Consequently, the increase in the average value of the Canadian dollar versus the US dollar in the second quarter and the first half of fiscal 2010, compared to the same periods last year, resulted in a significant and negative impact on our financial results for these periods. In fact, the average value of the Canadian dollar in the second quarter of fiscal 2010 was CA$1.0509 = US$1.00 versus CA$1.2334 = US$1.00 for the same period last year, representing an increase of 17.4% in the average value of the Canadian dollar year-over-year. For the first half of fiscal 2010, the average value of the Canadian dollar was CA$1.0576 = US$1.00 versus CA$1.1918 = US$1.00 for the same period last year, representing an increase of 12.7% in the average value of the Canadian dollar year-over-year.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any increase in the value of the Canadian dollar, compared to the US dollar, euro and British pound, would have a negative impact on our operating results.

INCOME TAXES

For the three months ended February 28, 2010, our income tax expense was $1.7 million, compared to $1.2 million for the same period last year.

For the six months ended February 28, 2010, our income tax expense was $2.9 million compared to $3.0 million for the same period last year.

For the three months ended February 28, 2010, we reported income tax expenses of $1.7 million on earnings before income taxes of $2.8 million, for an effective income tax rate of 59.1%. For the six months ended February 28, 2010, we reported income tax expenses of $2.9 million on earnings before income taxes of $4.4 million, for an effective income tax rate of 66.2%. Our combined Canadian and provincial statutory tax rate is 30%. This situation mainly results from the fact that we continue to maintain a valuation allowance for some of our subsidiaries at loss and we have some non-deductible expenses, such as stock-based compensation costs. In addition, a significant portion of our foreign exchange loss is created by the translation of financial statements of our foreign integrated subsidiaries, and is therefore non-deductible. Otherwise, the actual tax rate would have been closer to the statutory tax rate for all reporting periods.

For the three months ended February 28, 2009, we reported income tax expenses of $1.2 million on earnings before income taxes of $3.9 million, for an effective income tax rate of 31.3%. For the six months ended February 28, 2009, we reported income tax expenses of $3.0 million on earnings before income taxes of $11.0 million, for an effective income tax rate of 27.7%. Our combined Canadian and provincial statutory tax rate was 31%. During the first half of fiscal 2009, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign integrated subsidiaries, and was therefore non-taxable. In addition, we  maintained a valuation allowance for some of our subsidiaries at loss and we had some non-deductible expenses, such as stock-based compensation costs. Otherwise, the actual tax rate would have been closer to the statutory tax rate for this period.

Please refer to note 10 to our interim consolidated financial statements for details on income taxes and a full reconciliation of the income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at February 28, 2010, cash and short-term investments totaled $71.8 million, while our working capital was at $121.1 million. Our cash and short-term investments increased $3.7 million in the second quarter of fiscal 2010, compared to the previous quarter, mainly due to the cash flows provided by operating activities in the amount of $5.0 million offset by the cash payments of $1.5 million for the purchase of capital assets.

Our short-term investments consist of commercial paper and banker acceptance issued by 9 (9 as at November 30, 2009) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be limited. None of these debt instruments are expected to be affected by a significant liquidity risk. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including the recent acquisition of NetHawk Oyj and any other potential acquisitions as well as our share repurchase program.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the net cash payment for the acquisition of NetHawk Oyj estimated at €27.6 million (US$38.0 million) and the maximum cash contingent consideration of €8.7 million (US$12.0 million) that may become payable in conjunction with this acquisition, as well as the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $14.7 million for working capital and other general corporate purposes and unused lines of credit of $16.5 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $5.0 million for the three months ended February 28, 2010, compared to $16.3 million for the same period last year.

Cash flows provided by operating activities in the second quarter of fiscal 2010 were mainly attributable to the net earnings after items not affecting cash of $10.1 million, offset by the negative net change in non-cash operating items of $5.1 million; this was mainly due to the negative effect on cash of the increase of $5.1 million in our accounts receivable (increase and timing of sales), the increase of $1.9 million in our income taxes and tax credits recoverable (mainly tax credits earned during the quarter and not yet recovered), and the increase of $762,000 in our inventories, to sustain increased sales activities. However, accounts payable and accrued liabilities increased $2.6 million due to timing of purchases and payments during the quarter.

Cash flows provided by operating activities in the second quarter of fiscal 2009 were mainly attributable to the net earnings after items not affecting cash of $8.8 million, and to the net change in non-cash operating items of $7.5 million; this was mainly due to the effect on cash of the $4.5 million decrease in our accounts receivable (due to timing of sales), the $352,000 decrease in our income taxes and tax credits recoverable (tax credits received during the quarter less tax credits earned during the quarter and not yet recovered), the $308,000 decrease in our prepaid expenses (fees initially paid for the substantial issuer bid), the $488,000 decrease in our inventories and the $1.8 million increase in our accounts payable and accrued liabilities, mainly due to timing of purchases and payments.

Cash flows provided by operating activities in the first half of fiscal 2010 were mainly attributable to the net earnings after items not affecting cash of $15.0 million, offset by the negative net change in non-cash operating items of $12.7 million; this was mainly due to the negative effect on cash of the increase of $9.3 million in our accounts receivable (increase and timing of sales), the increase of $3.4 million in our income taxes and tax credits recoverable (mainly tax credits earned during the quarter and not yet recovered), the increase of $3.1 million in our inventories, to sustain increased sales activities and the increase of $615,000 in prepaid expenses (IT maintenance). However, accounts payable and accrued liabilities increased $3.7 million due to timing of purchases and payments during the quarter.

Cash flows provided by operating activities in the first half of fiscal 2009 were mainly attributable to the net earnings after items not affecting cash of $16.1 million, offset by the negative net change in non-cash operating items of $2.5 million; this was mainly due to the negative effect on cash of the $2.8 million increase in our accounts receivable (due to timing of sales), the $344,000 increase in our income taxes and tax credits recoverable (mainly tax credits earned during the period and not yet recovered), and the $234,000 increase in our prepaid expenses. However, the increase in our accounts payable and accrued liabilities generated cash flows of $762,000, mainly due to timing of purchases and payments.

Investing activities

Cash flows provided by investing activities were $1.8 million for the three months ended February 28, 2010, compared to $13.2 million for the same period last year.

In the second quarter of fiscal 2010, we disposed (net of acquisitions) of $3.3 million worth of short-term investments but paid $1.5 million for the purchase of capital assets. For the corresponding period last year, we disposed (net of acquisitions) of $16.1 million worth of short-term investments but paid $2.9 million for the purchase of capital assets.

Cash flows provided by investing activities were $2.9 million for the six months ended February 28, 2010, compared to $16.2 million for the same period last year. In the first half of fiscal 2010, we disposed (net of acquisitions) of $5.7 million worth of short-term investments but paid $2.8 million for the purchase of capital assets. For the corresponding period last year, we disposed (net of acquisitions) of $20.6 million worth of short-term investments but paid $4.5 million for the purchase of capital assets.

Financing activities

Cash flows provided by financing activities were $127,000 for the three months ended February 28, 2010, compared to cash flows used of $25.6 million for the same period last year. During the second quarter of fiscal 2010, we received $127,000 from the exercise of stock options. During the corresponding period last year, we paid $25.6 million for the redemption of share capital under our share repurchase programs. However, we received $5,000 from the exercise of stock options.

Cash flows provided by financing activities were $113,000 for the six months ended February 28, 2010, compared to cash flows used by financing activities of $26.0 million for the same period last year. During the first half of fiscal 2010, we received $127,000 from the exercise of stock options but paid $14,000 for the redemption of share capital under our normal course issuer bid. During the corresponding period last year, we paid $26.1 million for the redemption of share capital under our share repurchase programs. However, we received $31,000 from the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, realized foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at February 28, 2010, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2010 to August 2010	$17,700,000	1.1002
September 2010 to August 2011	23,100,000	1.1017
September 2011 to August 2012	3,500,000	1.0876
September 2012 to January 2013	1,500,000	1.0722
Total	$45,800,000	1.0991

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.The fair value of forward exchange contracts amounted to net gains of $530,000 as at August 31, 2009 and $1.9 million as at February 28, 2010.

CONTINGENCIES

Class action

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of our executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with EXFO’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with EXFO’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of EXFO’s underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns EXFO and our two executive officers in particular, the amended complaint alleges that (i) EXFO’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled it and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants. The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. EXFO's case is not one of these focus cases. On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008.

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. Notices of appeal of the opinion granting final approval have been filed. Given that the settlement remains subject to appeal as of the date of issuance of these financial statements, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, we have determined the impact to our financial position and results of operations as at and for the three- and six-month periods ended February 28, 2010 to be immaterial.

Contingent consideration

Following the purchase of assets in fiscal 2009, we have a contingent cash consideration of up to $900,000, payable based upon the achievement of a certain booking volume in the next 12 months.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share capital

As at March 30, 2010, EXFO had 36,643,000 multiple voting shares outstanding, entitling to 10 votes each and 22,859,452 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 3,288,648 as at February 28, 2010. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of our Board of Directors and to our Management and Corporate Officers as at February 28, 2010:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	179,642	11%	$9.05
Board of Directors (four individuals)	148,807	9%	$6.19
Management and Corporate Officers (eight individuals)	212,139	13%	$14.49

	540,588	33%	$10.40

Restricted Share Units	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	197,533	13%
Management and Corporate Officers (eleven individuals)	572,222	36%

	769,755	49%

Deferred Share Units	Number	% of issued and outstanding

Board of Directors (five individuals)	125,738	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at February 28, 2010, our off-balance sheet arrangements consisted of letters of guarantee amounting to $5.6 million; these letters of guarantee expire at various dates through fiscal 2016. From this amount, we had $1.2 million worth of letters of guarantee for our own selling and purchasing requirements, which were for the most part reserved from one of our lines of credit. The remainder, in the amount of $4.4 million, was used to secure our line of credit in CNY (Chinese currency). This line of credit was unused as at February 28, 2010.

VARIABLE INTEREST ENTITY

As of February 28, 2010, we did not have interests in any variable interest entities.

RISKS AND UNCERTAINTIES

Over the past several years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive and complex sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management plans and policies.

While strategic acquisitions, like the recent acquisition of NetHawk Oyj, those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel. Finally, integration requires the dedication of management resources, which may detract their attention from our day-to-day business and operations.

In addition, we are exposed to currency risks due to the export of our Canadian-manufactured products; the large majority of these sales are denominated in US dollars and Euros and a significant portion of our operational costs are incurred in Canadian dollars. These risks are partially hedged by operating expenses denominated in US dollars and Euros as well as forward exchange contracts. Any increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.

Also, our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced telecom capital spending in North America, Europe and Asia and by unfavorable general economic conditions. In particular, sales to network service providers in North America were significantly and adversely affected by a downturn in 2001 in the telecommunications industry and by the global economic recession in 2009. These recession and downturn affected our key geographic regions or markets. In the event of another recession or slowdown in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial conditions.

Furthermore, risks and uncertainties related to the telecommunications test, measurement, monitoring and service assurance industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Also, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, which requires certain actions, such as the operation of our manufacturing facilities in China and software development center in India. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, cultural differences and the management of operations in China and India.

The economic environment of our industry could also result in some of our customers experiencing difficulties, which, consequently, could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.EXFO.com, or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

Non-GAAP financial measures

We provide a non-GAAP financial measures (EBITDA* and Telecom Division sales, excluding gains/losses on forward exchange contracts) as supplemental information regarding our operational performance. We use these measures for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the GAAP measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

The following table summarizes the reconciliation of EBITDA to GAAP net earnings (in thousands of US dollars):

	Three months ended February 28, 2010	Six months ended February 28, 2010	Three months ended February 28, 2009	Six months ended February 28, 2009

GAAP net earnings for the period	$1,154	$1,488	$2,655	$7,942

Add (deduct):

Amortization of property, plant and equipment	1,312	2,603	1,049	2,208
Amortization of intangible assets	1,502	2,971	1,246	2,565
Interest (income) expense	76	118	(175)	(641)
Income taxes	1,668	2,911	1,209	3,049

EBITDA for the period	$5,712	$10,091	$5,984	$15,123

EDITDA in percentage of sales	10.6%	10.1%	12.9%	16.3%

*	EBITDA is defined as net earnings before interest, income taxes, amortization of property, plant and equipment and amortization of intangible assets.